Exhibit (d)(3)
FIRST AMENDMENT TO
EXPENSE LIMITATION AGREEMENT

STEWART CAPITAL MUTUAL FUNDS

WHEREAS Stewart Capital Advisors, LLC (the “Adviser”) and Stewart Capital Mutual Funds on behalf of its series Stewart Capital Mid Cap Fund (the “Fund”) entered into an EXPENSE LIMITATION AGREEMENT as of November 21, 2006; and

WHEREAS, the Fund and the Adviser wish to amend the EXPENSE LIMITATION AGREEMENT by replacing the existing Section 3 with the new Section 3 set forth below effective as of November 18, 2008.

NOW THEREFORE, the parties hereto agree as follows:

3.	Term and Termination of Agreement

The initial term of this Agreement shall be through December 31, 2008.  The Adviser agrees to continue the foregoing expense reimbursements and fee waivers through April 30, 2010.  Thereafter, this Agreement shall automatically renew for successive annual terms ending April 30, but only so long as such continuance is specifically approved at least annually (i) by the Board of Trustees or by the vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Fund, and (ii) by the vote of a majority of the Fund’s trustees who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of the Adviser or the Fund cast in person at a meeting called for the purpose of voting on such approval.  In addition, this Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement.

IN WITNESS WHEREOF, the parties have caused this amendment to be signed by their respective officers.

STEWART CAPITAL MUTUAL FUNDS

By:  /s/ Timothy P. McKee
Name: Timothy P. McKee
Title: Secretary/Treasurer

STEWART CAPITAL ADVISORS, LLC

By:  /s/ Malcolm E. Polley
Name:  Malcolm E. Polley
Title: President & Chief Investment Officer